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                                                                    EXHIBIT 99.1

[FRACTAL DESIGN LETTERHEAD]

Press Contact:
MARK ZIMMER
CEO
(408) 430-4000
mark_zimmer@fractal.com

For Immediate Release

FRACTAL DESIGN ANNOUNCES MANAGEMENT CHANGE

Scotts Valley, CA - January 30, 1997 - Fractal Design Corporation (NASDAQ: FRAC) today announced that Eric Hautemont, the Company's President, will resign as an officer and director of the Company effective February 1, 1997. Mr. Hautemont, who joined Fractal as part of Fractal's acquisition of Ray Dream, Inc., in March 1996, is leaving the Company to spend more time with his family. Mark Zimmer, Fractal's co-founder and Chief Executive Officer and currently Chairman of the Board, will reassume the position of President, an office he held prior to the acquisition of Ray Dream. Co-founder Tom Hedges will reassume his position of Chairman.

"Fractal is extremely appreciative of Eric's efforts in the successful integration of Ray Dream and Fractal," said Zimmer. "Together we have created a combined company with unparalleled development talent. We'll continue doing that," added Hedges.

Zimmer continued, "As I resume the role of president, I'm thankful for Eric's contribution and the team that he brought to Fractal. Together we look forward to continue building the best graphics products on the planet."

"It has been a great pleasure for me to participate in putting together a company with such outstanding products as Fractal has today," said Hautemont. "I look forward to the Company's ongoing success."

Fractal Design Corporation is a major force in multi-platform graphic software, developing and marketing products that unite traditional artist techniques with digital technology. Fractal Design products are designed to facilitate and extend the range of creativity for artists and designers working on desktop computers. Fractal Design Corporation is headquartered in California at 5550 Scotts Valley Drive, P.O. Box 66959, Scotts Valley, CA 95067-6959.
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